Exhibit 99.1

Ambow Education Announces First Quarter 2017 Unaudited Financial Results

- Launching Ambow International Institution with career-oriented international programs-

- Jointly publishing China’s first IC industry whitepaper -

BEIJING, May 30, 2017 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”), a leading national provider of educational and career enhancement services in China, today announced unaudited financial and operating results for the three-month period ended March 31, 2017.

“We are pleased to achieve significant progress at the beginning of 2017 by launching career-oriented international programs under Ambow International Institution (AII) to further our efforts in helping students achieve outstanding academic results and develop successful careers,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “In partnership with high-quality US colleges, our International Advanced Degree Program provides Chinese junior-college students cross-border learning experiences. Upon graduation, students will receive a bachelor’s degree in hot majors including management, IT, teaching and nursing that are recognized by both the US and Chinese Ministry of Education. As the pioneer in this innovative model with AII as a credit depository that shares credits between China and US colleges, we aim to prepare students with Ambow’s student-centric ESL (English as a Second Language) language training, as well as related qualification for their undergraduate study overseas and their pursuit of international career opportunities.”

“We also further strengthened our leadership position in the career enhancement industry, as we were honored to contribute to the research and composition of the 2016-2017 Professionals for China’s Integrated Circuit (IC) Industry Whitepaper, which was published in May. Led by China’s National Software and Integrated Circuit Promotion Center (CSIP), the Whitepaper was highly recognized by top entrepreneurs, educators and regulators in the IC industry. With our extensive experience in career enhancement and dedication to innovation, we are committed to fostering talent through our Ambow University and promoting the healthy development of China’s IC industry,” concluded Dr. Huang.

Kia Jing Tan, Chief Financial Officer, added, “In addition to a nice 12.4% top line growth in the first quarter, our efforts to improve operating efficiency and to apply stringent cost controls continued to bear fruit, as operating expenses as percentage of net revenues decreased to 58.7% from 64.4% in the year-ago period. Despite a gross profit margin decline in the quarter due to increased performance-based compensation incentives to key teaching faculties, we are pleased to achieve bottom-line improvement in every segment of our business. Together with strong cash resources of RMB413.3 million, we are well positioned to support Ambow’s growth objectives.”

“In the first quarter, we developed two new modules of an operational management platform including a new human resource system and a financial data control system. We believe the new systems will boost our operating efficiency and provide our management team and field managers with better insights into our business in different segments. In the meantime, our R&D and IT teams are building an intelligent office system at our new corporate headquarters, which will enable a more efficient, green and smart working environment. We are also building online content for our learning platform aiming to provide both teachers and students in our partner schools with state-of-the-art technology and the best learning and teaching experience,” concluded Chiao-Ling Hsu, Chief Operating Officer.

Financial Highlights for the Three Months Ended March 31, 2017

•	Net revenues were RMB76.8 million, a 12.4% increase from RMB68.3 million for the first quarter of 2016. The increase was mainly driven by higher student enrollment for the 2016-2017 academic year in the Company’s K-12 schools from the fall semester in 2016.

•	Gross profit was RMB26.0 million, a 3.2% increase from RMB25.2 million for the first quarter of 2016. Gross profit margin was 33.9%, compared with 36.9% for the same period of 2016. Gross profit margin decline was mainly due to an increase in performance-based compensation for teaching faculties in the first quarter 2017.

•	Operating expenses were RMB45.1 million, a 2.5% increase from RMB44.0 million for the same period of 2016. Operating expenses as percentage of net revenues decreased to 58.7% from 64.4% in the year-ago period, mainly due to stringent cost control.

•	Net loss attributable to the Company was RMB15.4 million, or RMB0.40 per basic and diluted share, compared with a net loss of RMB19.1 million, or RMB0.50 per basic and diluted share, for the first quarter of 2016.

•	As of March 31, 2017, the Company continued to maintain strong cash resources of RMB413.3 million in total, including cash and cash equivalents of RMB255.2 million, short-term investments of RMB155.7 million, and restricted cash of RMB2.4 million.

•	As of March 31, 2017, the Company’s deferred revenue balance was RMB118.2 million, a 7.9% increase from RMB109.5 million as of December 31, 2016. Deferred revenue represents tuition and course fees collected and recognized as revenue proportionally over the period services are provided. The increase was mainly attributable to the student enrollment growth for the 2016-2017 academic year and associated tuition and course fees collected in the K-12 business segment.

Recent Development

In May 2017, the Company relocated its corporate headquarters to the 12th Floor, Tower 1, Financial Street Chang’an Center, Shijingshan District, Beijing. Conveniently located near public transportation, Ambow’s new headquarters covers approximately 16,146 square feet that includes six conference rooms, multiple employee recreational areas, a coffee bar, and open concept work areas to foster employee and team collaboration and promote creativity.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.8832 as of March 31, 2017, according to the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year 2017 and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8104

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com

- Tables to Follow -

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,		As of December 31,
	2017		2016
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	37,077	255,208	196,900
Restricted cash	341	2,350	2,350
Short term investments, available for sale	9,214	63,422	174,811
Short term investments, held to maturity	13,407	92,280	64,700
Accounts receivable, net	2,425	16,689	13,576
Amounts due from related parties	264	1,816	1,823
Prepaid and other current assets, net	22,698	156,233	153,867
Consideration receivable, net	1,235	8,500	8,500
Total current assets	86,661	596,498	616,527
Non-current assets:
Property and equipment, net	22,683	156,130	88,007
Land use rights, net	273	1,881	1,892
Intangible assets, net	13,558	93,320	94,708
Goodwill	9,858	67,855	67,954
Prepayment for acquisition of property	-	-	71,024
Deferred tax assets, net	4,295	29,566	29,726
Other non-current assets, net	1,278	8,797	6,357

Total non-current assets	51,945	357,549	359,668

Total assets	138,606	954,047	976,195

LIABILITIES
Current liabilities:
Deferred revenue *	17,168	118,170	109,484
Accounts payable *	3,764	25,906	26,738
Accrued and other liabilities *	52,078	358,463	372,821
Income taxes payable *	46,934	323,057	321,297
Amounts due to related parties *	1,113	7,662	7,662
Total current liabilities	121,057	833,258	838,002
Non-current liabilities:
Deferred tax liabilities *	3,226	22,205	23,172

Total liabilities	124,283	855,463	861,174

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of March 31, 2017 and December 31, 2016)	-	-	-
Ordinary shares
(US$0.003 par value; 40,000,000 and 40,000,000 shares authorized, 38,699,095 and 38,786,063 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	106	728	726
Additional paid-in capital	501,962	3,455,105	3,453,227
Statutory reserve	11,770	81,014	81,007
Accumulated deficit	(499,706)	(3,439,576)	(3,424,149)
Accumulated other comprehensive income	490	3,374	5,705
Total Ambow Education Holding Ltd.’s equity	14,622	100,645	116,516
Non-controlling interests	(299)	(2,061)	(1,495)
Total equity	14,323	98,584	115,021
Total liabilities and equity	138,606	954,047	976,195

*	All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2017	2017	2016
	US$	RMB	RMB

NET REVENUES
Educational program and services	11,150	76,750	68,335

COST OF REVENUES
Educational program and services	(7,380)	(50,795)	(43,146)

GROSS PROFIT	3,770	25,955	25,189
Operating expenses:
Selling and marketing	(1,484)	(10,217)	(10,644)
General and administrative	(4,888)	(33,646)	(31,459)
Research and development	(183)	(1,259)	(1,895)
Total operating expenses	(6,555)	(45,122)	(43,998)

OPERATING LOSS	(2,785)	(19,167)	(18,809)

OTHER INCOME (EXPENSES)
Interest income	150	1,032	2,754
Foreign exchange (loss) gain, net	-	(3)	64
Other income (loss), net	2	11	(2,999)
Gain on sale of investment available for sale	597	4,106	112
Total other income (expenses)	749	5,146	(69)
LOSS BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(2,036)	(14,021)	(18,878)
Income tax (expense) benefit	(286)	(1,967)	81

NET LOSS	(2,322)	(15,988)	(18,797)
Less: Net (loss)/income attributable to non-controlling interest	83	568	(262)

NET LOSS ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(2,239)	(15,420)	(19,059)

NET LOSS	(2,322)	(15,988)	(18,797)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	(27)	(187)	(29)
Unrealized gains on short term investments
Unrealized holding gains arising during period	52	355	789
Less: reclassification adjustment for gains included in net income	(363)	(2,499)	(248)
Other comprehensive (loss) income	(338)	(2,331)	512

TOTAL COMPREHENSIVE LOSS	(2,660)	(18,319)	(18,285)
Net loss per share- basic and diluted	(0.06)	(0.40)	(0.50)

Weighted average shares used in calculating basic net loss per share	38,499,191	38,499,191	38,289,046